MAXUS LAUREATE FUND

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1996

Assets:
  Investment Securities at Market Value
    (Identified Cost - $3,061,059)                                   $3,166,923
  Cash                                                                   76,894
  Receivables:
    Investment Securities Sold                                                0
    Dividends and Interest                                               10,260
  Other Assets                                                            6,782
                                                                     ----------
        Total Assets                                                 $3,260,859

Liabilities
  Payables:
    Investment Securities Purchased                                          $0
    Shareholder Distributions                                            71,412
    Accrued Expenses                                                     26,483
    Other                                                                 7,240
                                                                     ----------
        Total Liabilities                                              $105,135

Net Assets                                                           $3,155,724
Net Assets Consist of:
  Capital Paid In                                                    $3,068,647
  Accumulated Realized Gain (Loss) on Investments - Net                 (18,787)
  Unrealized Appreciation in Value
   of Investments Based on Identified Cost - Net                        105,864
                                                                     ----------
Net Assets, for 291,667 Shares Outstanding                           $3,155,724
Net Asset Value and Redemption Price
    Per Share ($3,155,724/291,667 shares)                                $10.82
Offering Price Per Share                                                 $10.82


STATEMENT OF OPERATIONS
DECEMBER 31, 1996

Investment Income:
    Dividends                                                           $61,168
    Interest                                                              5,675
                                                                        -------
        Total Investment Income                                         $66,843
Expenses:
    Accounting and Pricing                                               13,378
    Amortization of Organization Expense                                  6,530
    Audit                                                                 6,237
    Custody                                                               1,068
    Distribution Plan Expenses                                           10,472
    Legal                                                                 9,719
    Management Fees (Note 2)                                             21,014
    Registration                                                          1,890
    Trustee Fees (Note 3)                                                 1,500
    Printing & Miscellaneous                                             10,231
                                                                         ------
        Total Expenses                                                   82,039
Net Investment Income (Loss)                                            (15,196)
Realized and Unrealized Gain (Loss) on Investments
    Realized Gain (Loss) on Investments                                 251,661
    Capital Gains from Mutual Funds                                      52,691
    Unrealized Gain (Loss) from Appreciation
     (Depreciation) on Investments                                      113,913
                                                                       --------
Net Realized and Unrealized Gain
     (Loss) on Investments                                             $418,265

Net Increase (Decrease) in Net Assets from Operations                  $403,069
                                                                       ========
                     The accompanying notes are an integral
                        part of the financial statements

MAXUS LAUREATE FUND

STATEMENT OF CHANGES IN NET ASSETS
                                                         01/01/96     01/01/95
                                                            to           to
                                                         12/31/96     12/31/95
From Operations:
    Net Investment Income (Loss)                         $(15,196)    $(28,773)
    Net Realized Gain (Loss) on Investments               304,352      263,105
    Net Unrealized Appreciation (Depreciation)            113,913      (12,316)
                                                          -------      --------
    Increase (Decrease) in Net Assets from                403,069      222,016
Operations
From Distributions to Shareholders
    Net Investment Income (Loss)                                0            0
    Net Realized Gain (Loss) from Security Transactions  (289,117)    (163,629)
                                                         ---------    ---------
    Net Increase (Decrease) from Distributions           (289,117)    (163,629)
From Capital Share Transactions:
    Proceeds From Sale of 171,326 Shares                  121,069    1,869,913
    Net Asset Value of 20,120 shares issued on            217,705      147,644
Reinvestment of Dividends
    Cost of 53,559 Shares Redeemed                       (555,837)    (815,064)
                                                        ----------    ---------
                                                        1,531,781     (546,351)
Net Increase (Decrease) in Net Assets                   1,645,733     (487,964)
Net Assets at Beginning of Period (including
    undistributed net investment income
    of 0 and $0, respectively)                          1,509,991    1,997,955
Net Assets at End of Period (including undistributed
    net investment income of $0 and $0, respectively)  $3,155,724   $1,509,991
                                                       ==========   ==========

                                FINANCIAL HIGHLIGHTS

Selected data for a share of common
stock outstanding throughout the period:

                                         01/01/96  01/01/95  01/01/94  05/01/93
                                            to        to        to        to
                                         12/31/96  12/31/95  12/31/94  12/31/93*
                                         ---------------------------------------
Net Asset Value -
    Beginning of Period                   $9.82     $9.62     $9.96     $10.00
Net Investment Income                     (0.08)    (0.19)    (0.08)     (0.07)
Net Gains or (Losses) on Securities
    (realized and unrealized)              2.14      1.57     (0.26)      1.16
                                           ----      ----     ------      ----
Total from Investment Operations           2.06      1.38     (0.34)      1.09
Dividends
    (from net investment income)           0.00      0.00      0.00       0.00
Distributions
    (from capital gains)                  (1.06)    (1.18)     0.00      (1.13)
Return of Capital                          0.00      0.00      0.00       0.00
                                          ------    ------     ----      ------
    Total Distributions                   (1.06)    (1.18)     0.00      (1.13)
Net Asset Value -
    End of Period                        $10.82     $9.82     $9.62      $9.96
Total Return                              21.03%    14.41%    (3.41)%     8.62%
Ratios/Supplemental Data
Net Assets -
    End of Period (Thousands)             3,156     1,510     1,998      2,114
Ratio of Expenses to Average Net Assets    3.92%     3.85%     3.60%      2.42%
Ratio of Net Income to Average Net Assets (0.73)%   (1.69)%   (0.87)%    (0.66)%
Portfolio Turnover Rate                    1267%     1377%      469%       152%
    * Weighted Average Used

                     The accompanying notes are an integral
                        part of the financial statements

MAXUS LAUREATE FUND

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996

1.)  Significant  Accounting  Policies
The Fund is a diversified, open-end management investment company, organized as a Trust under the laws of the State of Ohio by a Declaration of Trust dated February 10, 1993. Significant accounting policies of the Fund are presented below:

SECURITY VALUATION:
The Fund intends to invest exclusively in other open-end management investment companies (mutual funds). The investments in mutual funds are carried at market value. The market quotation used for mutual funds is the net asset value on the date on which the valuation is made.

SECURITY TRANSACTION TIMING:
Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded as earned. The fund uses the identified cost basis in computing gain or loss on sale of investment securities. Discounts and premiums on securities purchased are amortized over the life of the respective securities.

INCOME TAXES:
It is the Fund's policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Service. This Internal Revenue Service requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Fund's policy to distribute annually, after the end of the calendar year, any remaining net investment income and net realized capital gains.

ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires managment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilites at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.)  Investment Advisory Agreement
The Fund has entered into an investment advisory and administration agreement with Maxus Asset Management Inc, a wholly owned subsidiary of Resource Management Inc. The Investment Advisor receives from the Fund as compensation for its services to the Fund an annual fee of 1% on the first $150,000,000 of the Fund's net assets, and 0.75% of the Fund's net assets in excess of $150,000,000.

3.)  Related Party Transactions
Resource Management, Inc. has three wholly owned subsidiaries which provide services to the Fund. These subsidiaries are Maxus Asset Management Inc, Maxus Securities Corp, and Maxus Information Systems Inc. Maxus Asset Management was paid $21,014 in investment advisory fees during the twelve months ended December 31, 1996. Maxus Securities, who served as the national distributor of the Fund's shares, was reimbursed $10,472 for distribution expenses. Maxus Information Systems, who provides accounting and shareholder services, received fees totaling $13,378 for services rendered to the Fund for the twelve months ended December 31, 1996. Maxus Securities is a registered broker-dealer. Maxus Securities effected substantially all of the investment portfolio transactions for the Fund. The fees collected by Maxus Securities represent transaction charges imposed by the custodian. Maxus Securities pays these charges to the custodian without a mark-up.

At December 31, 1996, Maxus Securities Corp owned 10,000 shares in the Fund.

Certain  officers and/or  trustees of the Fund are officers and/or  directors of
the  Investment  Advisor  and  Administrator.   Each  director  who  is  not  an
"affiliated person" receives an attendance fee of $100 per meeting.

MAXUS LAUREATE FUND

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996

4.)  Capital  Stock And  Distribution
At December 31, 1996 an indefinite number of shares of capital stock ($.10 par value) were authorized, and paid-in capital amounted to $3,068,647. Transactions in common stock were as follows:

          Shares sold                                                   171,326
          Shares issued to shareholders in
             reinvestment of dividends                                   20,120
                                                                        -------
                                                                        191,446
          Shares redeemed                                               (53,559)
                                                                        -------
          Net Increase (Decrease)                                       137,887
          Shares Outstanding:
             Beginning of Period                                        153,780
                                                                        -------
             End of Period                                              291,667
                                                                        =======

Distributions to shareholders are recorded on the ex-dividend date. Payments in excess of net investment income or of accumulated net realized gains reported in the financial statements are due primarily to book/tax differences. Payments due to permanent differences have been charged to paid in capital. Payments due to temporary differences have been charged to distributions in excess of net investment income or realized gains.

5.)  Organization Costs
Organization costs are being amortized on a straight line basis over a five year period.

6.)  Purchases  And  Sales  Of  Securities
During the twelve months ended December 31, 1996 purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $28,017,701 and $26,517,116 respectively.

7.)  Financial  Instruments  Disclosure
There are no reportable financial instruments which have any off-balance sheet risk as of December 31, 1996.

8.)  Security Transactions
For Federal income tax purposes, the cost of investments owned at December 31, 1996 was the same as identified cost. At December 31, 1996, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:

     Appreciation         (Depreciation)         Net Appreciation (Depreciation)
       129,141               (23,277)                        105,864

                       INDEPENDENT AUDITOR'S REPORT


To The Shareholders and
Board of Directors:
Maxus Laureate Fund

We have audited the accompanying statement of assets and liabilities of Maxus Laureate Fund, including the schedule of portfolio investments, as of December 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the periods then ended, and financial highlights for each of the three years in the periods then ended and for the period from May 1, 1993 (commencement of operations) to December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of December 31, 1996, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Maxus Laureate Fund as of December 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the periods then ended, and the financial highlights for each of the three years in the periods then ended and for the period from May 1, 1993 to December 31, 1993, in conformity with generally accepted accounting principles.





McCurdy & Associates CPA's, Inc.
Westlake, Ohio  44145
January 15, 1997

                                 THE MAXUS FUNDS
                 28601 Chagrin Boulevard, Cleveland, Ohio 44122
                                 (216) 292-3434

                               INVESTMENT ADVISOR
                           Maxus Asset Management Inc
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                BOARD OF TRUSTEES
                                Richard A. Barone
                                 N. Lee Dietrich
                             Sanford A. Fox, D.D.S.
                                Burton D. Morgan
                                Michael A. Rossi
                           Robert A. Schenkelberg, Jr.
                                 F. Carl Walter

                                    OFFICERS
                           Richard A. Barone, Chairman
                        James C. Onorato, Vice-President
                           Robert W. Curtin, Secretary

                                    CUSTODIAN
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                 TRANSFER AGENT
                          Maxus Information Systems Inc
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                   DISTRIBUTOR
                              Maxus Securities Corp
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                  LEGAL COUNSEL
                     Benesch, Friedlander, Coplan & Aronoff
                            2300 BP America Building
                                200 Public Square
                           Cleveland, Ohio 44114-2378

                                     AUDITOR
                         McCurdy & Associates CPA's Inc
                               27955 Clemens Road
                              Westlake, Ohio 44145